Exhibit 99.2

200 Bay Street, South Tower Suite 2800 Toronto, ON 647 499 2828 mintz.com

November 4, 2025

Electrovaya Inc.

6688 Kitimat Road

Mississauga, Ontario

L5N 1P8

Ladies and Gentlemen:

Re:       Registration Statement on Form F-10

We hereby consent to the references to our firm name in the prospectus filed as part of this registration statement on Form F-10 of Electrovaya Inc. In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Yours truly,

(signed) "Mintz LLP"

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